UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. __)*
EDOC Acquisition Corporation
(Name of Issuer)
Class A Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)
G4000A102
(CUSIP Number)
December 31, 2022
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant* to which this Schedule is filed:

[ X ] Rule 13d-1(b)

[  ] Rule 13d-1(c)

[ ] Rule 13d-1(d)
* The remainder of this cover page shall be filled out* for a reporting person?s initial filing on this form with respect to the subject class of securities, and for*
 any subsequent amendment containing information which would alter the disclosures provided in a prior*
 cover page.
The information required in the remainder of this cover*
 page shall not be deemed to be ?filed? for the purpose of Section 18 of the Securities Exchange Act of*
 1934 (?Act?) or otherwise subject to the liabilities of that section of the Act but shall be*
 subject to all other provisions of the Act (however, see the Notes).



CUSIP No. G4000A102

Page 2 of 5
1
NAMES OF REPORTING PERSONS:

Mint Tower Capital Management B.V.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 (SEE INSTRUCTIONS):

(a)  [  ]

(b)  [  ]
3
SEC USE ONLY:


4
CITIZENSHIP OR PLACE OF ORGANIZATION:

Netherlands
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
5
SOLE VOTING POWER:
691,212

6
SHARED VOTING POWER:
0

7
SOLE DISPOSITIVE POWER:
691,212

8
SHARED DISPOSITIVE POWER:
0
9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH* REPORTING PERSON:

691,212
10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

[  ]
11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

25.4% (1)
12
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

FI

(1) The percent of class computations are based on:*
 (i) 2,580,625 Class A ordinary shares, par value
$0.0001 per share, as of January 17, 2023 as reported on*
 the Form 10-K of the Issuer, which was filed with the SEC on January 17, 2023, plus (ii) 141,212 Class B ordinary*
 shares held by the reporting person,
which shares convert into Class A ordinary shares on a*
 one-for-one pursuant to the Amended and
Restated Memorandum and Articles of Association of the Issuer.




Page 3 of 5

Item 1(a)
Name of Issuer:

EDOC Acquisition Corporation
Item 1(b)
Address of Issuer?s Principal Executive Offices:


7612 Main Street Fishers, Suite 200, Victor, NY 14564

Item 2(a)
Name of Person Filing:

This statement is filed by Mint Tower Capital Management B.V.,*
 a private limited
company created under Dutch law (?Mint Tower?), with respect*
 to the ordinary shares (as
defined in Item 2(d)) held by Stichting Juridisch Eigendom Mint*
 Tower Arbitrage Fund
(the legal owner of the assets in the Mint Tower Arbitrage Fund*
 (?Fund?). Mint Tower
serves as investment manager for the Fund. As investment manager,*
 Mint Tower exercises
voting and investment power over the shares held by the Fund.
The filing of this statement should not be construed as an admission*
 that Mint Tower is, for
the purpose of Section 13 of the Act, the beneficial owner of the*
 ordinary shares owned by
the Funds.

Item 2(b)
Address of Principal Business Office or, if none, Residence:

The address of the principal business office for Mint Tower is:

Beursplein 5
1012 JW Amsterdam

Item 2(c)
Citizenship:

Mint Tower is a private limited company created under Dutch law.
Item 2(d)
Title of Class of Securities:

Class A Ordinary Shares, par value $0.0001 per share (the ?ordinary shares?)
Item 2(e)
CUSIP Number:

G4000A102
Item 3.
If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b)*
 or (c), Check Whether the
Person Filing is a:

(a) ? Broker or dealer registered under section 15 of the Act*
 (15 U.S.C. 78o);

(b) ? Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ? Insurance company as defined in section 3(a)(19) of the Act* (15 U.S.C. 78c);

(d) ? Investment company registered under Section 8 of the Investment* Company Act of
1940 (15 U.S.C. 80a-8);

(e) ? An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f) ? An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g) ? A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h) ? A savings association as defined in Section 3(b) of the Federal* Deposit Insurance Act
(12 U.S.C. 1813);

(i) ? A church plan that is excluded from the definition of an* investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j) ? A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);

(k) ? Group, in accordance with 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with*
 240.13d-1(b)(1)(ii)(J), please specify
the type of institution:
Item 4.
Ownership

The information required by Items 4(a) ? (c) is set forth in*
 Rows (5) ? (11) of the cover
page for Mint Tower hereto and is incorporated herein by reference.
The percentages set forth in Row (11) of the cover page and*
 elsewhere in this Schedule
13G are based on: (i) 2,580,625 Class A ordinary shares, par*
 value $0.0001 per share, as of
January 17, 2023 as reported on the Form 10-K of the Issuer,*
 which was filed with the SEC
on January 17, 2023, plus (ii) 141,212 Class B ordinary shares*
 held by the reporting person,
which shares convert into Class A ordinary shares on a one-for-one*
 pursuant to the
Amended and Restated Memorandum and Articles of Association of the Issuer.


Page 4 of 5
Item 5.
Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as*
 of the date hereof the reporting
person has ceased to be the beneficial owner of more than*
 5 percent of the class of
securities, check the following [   ].
Item 6.
Ownership of More than Five Percent on Behalf of Another Person.

Not applicable
Item 7.
Identification and Classification of the Subsidiary Which*
 Acquired the Security Being
Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8.
Identification and Classification of Members of the Group.

Not applicable
Item 9.
Notice of Dissolution of Group.

Not applicable
Item 10.
Certifications.

By signing below I certify that, to the best of my*
 knowledge and belief, the securities
referred to above were acquired and are held in*
 the ordinary course of business and were not acquired and are not held for the purpose of or with*
 the effect of changing or
influencing the control of the issuer of the securities*
 and were not acquired and are not held
in connection with or as a participant in any transaction* having that purpose or effect.

By signing below I certify that, to the best of my*
 knowledge and belief, the foreign
regulatory scheme applicable to Mint Tower Capital*
 Management B.V. is substantially
comparable to the regulatory scheme applicable to the*
 functionally equivalent U.S.
institution(s). I also undertake to furnish to the Commission*
 staff, upon request,
information that would otherwise be disclosed in a Schedule 13D.



SIGNATURE
       After reasonable inquiry and to the best of my knowledge* and belief, I certify that the information set forth in this statement is true, complete and correct.
February 14, 2023


Mint Tower Capital Management B.V.



By:  /s/_ Joris Hoedemaekers _________

Name:	Joris Hoedemaekers

Title: Director



The original statement shall be signed by each person on whose*
 behalf the statement is filed or his
authorized representative. If the statement is signed on behalf*
 of a person by his authorized representative other than an executive officer or general partner of the filing*
 person, evidence of the representative's authority to sign on behalf of such person shall be filed with*
 the statement, Provided, however, that a power of attorney for this purpose which is already on file*
 with the Commission may be incorporated by reference. The name and any title of each person who signs*
 the statement shall be typed or printed
beneath his signature.


MT to confirm

550,000 Class A shares

Plus

141,212 Class B shares